UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition Period From

Commission File Number 1-9735

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BERRY PETROLEUM COMPANY THRIFT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Berry Petroleum Company
1999 Broadway, Ste 3700
Denver, CO 80202

BERRY PETROLEUM COMPANY
THRIFT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
(With Report of Independent Registered Public Accounting Firm)

December 31, 2008 and 2007

BERRY PETROLEUM COMPANY THRIFT PLAN

INDEX

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrators of the
Berry Petroleum Company Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Berry Petroleum Company Thrift Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic 2008 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

KMJ Corbin & Company LLP

/s/ KMJ Corbin & Company LLP
Costa Mesa, California
June 25, 2009

BERRY PETROLEUM COMPANY THRIFT PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
ASSETS:

Investments, at fair value:
Interest bearing cash	$307,887	$361,338
Shares in registered investment companies	11,977,743	20,606,764
Common and collective trust	4,623,978	5,029,719
Common stock	96,071	-
Corporate debt	30,920	-
Common stock of sponsor	1,955,757	6,661,544
Participants loans	775,373	633,247
	19,767,729	33,292,612

Other receivables	-	7,821
Accrued income	269	1,361
Total Assets	19,767,998	33,301,794

LIABILITIES:

Other liabilities	15,374	-
Net assets available for benefits, at fair value	19,752,624	33,301,794

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	249,427	54,661
Net assets available for benefits	$20,002,051	$33,356,455

The accompanying notes are an integral part of these financial statements.

BERRY PETROLEUM COMPANY THRIFT PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions to (deductions from) net assets attributable to:
Investment income (loss)
Interest and dividends	$751,922
Interest from participant loans	54,495
Net depreciation in fair value of investments	(14,681,100)
Net investment loss	(13,874,683)

Contributions:
Employer	1,513,210
Participants	2,251,369
Rollovers	791,238
Total Contributions	4,555,817

Benefits paid to participants	(4,016,550)
Administrative fees	(6,211)
Deemed distribution of participant loans	(9,886)
Corrective distributions	(2,891)

Net decrease in net assets	(13,354,404)

Net assets available for benefits:
Beginning of year	33,356,455

End of year	$20,002,051

The accompanying notes are an integral part of these financial statements.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Plan

The following description of the Berry Petroleum Company Thrift Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan Agreement for more complete information.

General

The Plan is sponsored and administered by Berry Petroleum Company (the Company or Plan Sponsor). The Plan is a defined contribution plan under Section 401(a) of the Internal Revenue Code (the Code), which includes a cash or deferred arrangement under 401(k) of the Code, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  Employees of the Company are immediately eligible for enrollment in the Plan upon their hire date.

Trustees and Administration

The Company has entered into a trust agreement with Fidelity Management Trust Company (Fidelity) to handle duties as the named Trustee for the Plan.  Four officers of the Company, Walter B. Ayers, Kenneth A. Olson, Steven B. Wilson and David D. Wolf are the Administrators of the Plan, and Berry Petroleum Company is the Plan Sponsor. The Administrators have the authority to delegate plan administration duties as necessary.  On November 25, 2008, the Board of Directors of Berry Petroleum Company approved Mr. Wolf to replace Mr. Goehring who retired from the Company and adding Mr. Wilson as an additional Administrator for the Plan.  Certain administrative expenses are paid by the Company.  Fidelity, as the Trustee, receives contributions from the Plan Sponsor, invests and reinvests the Plan’s assets, determines the market value of Plan assets, prepares statements, and processes loans and withdrawals to beneficiaries.

Contributions

Employees who elect to participate in the Plan may contribute from 1% to 60% of their eligible compensation, as defined in the Plan Agreement.  The Company match consists of a 100% match of each participant's contribution up to the first 8% of the participant's eligible compensation.

In 2007, the Plan was amended to allow employees to contribute their 401(k) contributions to a Roth 401(k) account.  The first Roth 401(k) contributions began April 1, 2007.

Participant and employer contributions are subject to statutory limitations, which for 2008 were $15,500 pre-tax and $46,000 for total employee and employer contributions, respectively.  Employees who have attained the age of 50 by the end of the Plan year are eligible to make an additional catch-up contribution, for which the limit was $5,000 for 2008.  Participants vest immediately in their contributions, and vesting in employer contributions is at a rate of 20% per year of service during the first five years of employment.  In addition, participants may elect to contribute a percentage of eligible compensation into the Plan on an after-tax basis or as noted above as a Roth 401(k) contribution.  After-tax contributions are subject to special Internal Revenue Code rules which must be satisfied and reduce the maximum amount a participant may contribute.  Any contributions that adversely affect the Plan’s non-discrimination tests may be refused or refunded.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Plan, continued

Contributions, continued

Contributions made by or on behalf of Plan participants are invested as directed by the participants and held under a trust agreement in one or more of the investment options selected by the Plan Sponsor in accordance with the provisions of the Plan Agreement.  Employees may choose to have their contributions invested in the Fidelity Managed Income Portfolio, the Berry Petroleum Company Common Stock Fund and a selection of mutual funds.  In addition to the investment funds listed below, the Plan Sponsor added a self-directed brokerage option (Brokerage Option) to the Plan in December 2007.  The Brokerage Option gives the participants the option to invest up to 25% of their account balance in the Fidelity brokerage account.  Investment offerings in the Fidelity brokerage account include various corporate bonds and common stocks.

Investment Funds

The investment selections available to participants are as follows:

Berry Petroleum Company Common Stock Fund	ABF Small Cap Value PA Fund
Fidelity Managed Income Portfolio	ABF Large Cap Value PA Fund
Fidelity Contrafund	Columbia Acorn International Z Fund
Fidelity Diversified International Fund	CRM Mid Cap Value Investor Fund
Fidelity Low-Priced Stock Fund	Managers AMG Essex Small/Micro Cap Growth A Fund
Fidelity Puritan Fund	Morgan Stanley Institutional Equity Growth B Fund
Fidelity Freedom Income Fund	Pimco High Yield Admin Fund
Fidelity Freedom Funds (1)	Pimco Real Return Bond Fund
Fidelity US Bond Index Fund	Spartan US Equity Index Fund
Fidelity Brokerage Link (2)

(1)  The entire range of Freedom Funds are available and comprise the Freedom 2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045 and 2050.

(2)  Investment options in the Fidelity Brokerage Link account include various corporate bonds and common stocks.

The following investments had fair values at December 31, 2008 and 2007 representing more than 5% of net assets available for benefits:
	2008		2007
Fidelity Managed Income Portfolio	$4,623,978	(a)	$5,029,719	(a)
Berry Petroleum Company Common Stock Fund	2,052,928	(b)	7,030,032	(b)
Fidelity Diversified International Fund	1,992,289		4,571,462
Fidelity Contrafund	1,831,628		3,452,562
Spartan U.S. Equity Index Fund	1,226,178		2,215,987
Fidelity Low-Priced Stock Fund	1,199,926		2,636,808
ABF Large Cap Value PA Fund	*		1,764,200

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Plan, continued

Investment Funds, continued
(a)	The schedule reflects the fair value. The contract value of the investment at December 31, 2008 and 2007, was $4,873,405 and $5,084,380, respectively.

(b)
Investment balances include cash and cash equivalents of $112,276 and $361,306, accrued income of    $269 and $1,361, other receivables of $0 and $7,821 and other liabilities of $15,373 and $0 at December 31, 2008 and 2007, respectively.

 *         Investment balance was less than 5% of net assets available for benefits at the applicable date.

Participant Accounts

Participants can access their accounts at any time with Fidelity’s Net Benefits online service.  Each participant account is credited with the participant’s and the Company’s contributions, and the allocation of any Plan earnings or losses. Earnings or losses are allocated on a fund-by-fund basis.  Allocations are based on the ratio of the participant’s account balance in each investment option to the total assets of the investment option.  In 2007, the Company changed the method of using the forfeitures of terminated participants’ non-vested accounts from allocating the available forfeitures to participants’ accounts as an additional Company match to utilizing the available forfeitures to reduce the amount that the Company was required to fund for matching contributions. The Plan had a balance of forfeitures at December 31, 2008 and 2007 of $672 and $548, respectively.  For the year ended December 31, 2008, $117,160 of forfeitures was applied to employer matching contributions.

Participant Loans

Participants are entitled to borrow from their vested account balances in amounts from $1,000 to $50,000, but not in excess of 50% of their vested account balances.  Interest is computed based on the prime rate in the Wall Street Journal on the date of the application, plus 1%.  A maximum of two loans can be outstanding at any one time and each loan must be repaid over a period of 1 to 5 years, unless the loan is for the purchase of a principal residence, in which case the loan may be repaid over a period of 10 years.  Each loan is supported by a promissory note with the participant’s account balance as collateral.  In the event of default, death, disability or termination of employment, the entire outstanding principal balance and accrued interest may become immediately due and payable.

Hardship Withdrawals

The Plan allows for hardship withdrawals to pay certain housing, health or education expenses if the participant does not have other funds available for these expenses.  Internal Revenue Service (IRS) regulations require that a participant cannot make contributions to the Plan for six months after taking a hardship withdrawal.  In addition, participants will not receive matching contributions or forfeitures for the six months they are ineligible to participate in the Plan.  For the year ended December 31, 2008, the Plan had two hardship withdrawals.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Plan, continued

Payment of Benefits

Upon termination of service due to retirement, death, disability or other reasons, the participant or beneficiary, in the case of death, can request withdrawal of his or her account equal to the value of the vested balance in the participant account, reduced by any unpaid loan balance.  If desired, a participant can leave the account balance in the Plan until the participant attains the age 70 ½ unless the participant’s vested account balance is less than $5,000, in which case the vested account balance can be distributed to the participant.  The Plan allows withdrawals from the participant accounts in the form of installment payments in addition to lump sum distributions.

Plan Termination

Although it is anticipated that the Plan will remain in effect indefinitely, the Company has the right to discontinue its contributions and terminate the Plan subject to the provisions of ERISA.  In the event of complete or partial termination of the Plan, participants become 100% vested in their account balances.

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Investments

Investments are stated at fair value.  See “Fair Value Measurements” below.

Fidelity Managed Income Portfolio Fund (Managed Income Fund) is held in a common/collective trust and consists primarily of investments in fixed-income securities and bond funds; however, the fund will also purchase third-party wrap contracts and investment contracts which result in the probability that participant directed transactions with investments in the fund will be at contract value.  Therefore, as provided by Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit- Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investments in the Managed Income Fund are considered to be fully benefit-responsive.  As a result, as required by the FSP, Plan investments in the Managed Income Fund are reported at fair value.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2.  Summary of Significant Accounting Policies, continued

Investments, continued

However, since contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts, the statement of net assets available for benefits also presents an adjustment from fair value to contract value for investments in the Managed Income Fund so that such investments are ultimately reflected at contract value in the statement of net assets available for benefits.

In accordance with the policy of stating Plan investments at fair value, the Plan presents the net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses of the Plan

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as provided by the Plan Agreement.

Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the U.S. and expands required disclosures about fair value measurements.  SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal, or in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date.  SFAS 157 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs which prioritize the inputs used in measuring fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities

Level 2—Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (for example interest rates and yield curves, credit risks and default rates) or other inputs that are principally derived or corroborated by observable market data, correlation, or by other means.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2.  Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Registered investment companies
The shares in registered investment companies are valued at quoted market prices in an exchange and active market, which represents the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Common/collective trust funds
Investments in common/collective trust consist of investments in the Managed Income Fund, and the fair value of these investments is determined by the fund’s trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.  Investments in common and collective trust are classified as Level 2 investments.

Interest bearing cash
The carrying value approximates fair value.

Common stock
Shares of common stock are stated at fair value based upon quoted prices on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year.  Investments in common stock are classified as Level 1 investments.

Participant loans
Participant loans are valued at their outstanding balances, which approximates fair value and are classified as Level 3 investments.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2.  Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies	$11,977,743	$-	$-
Common/collective trusts	-	4,623,978	-
Common stock	96,071	-	-
Corporate debt	30,920	-	-
Common stock of sponsor	1,955,757	-	-
Interest bearing cash	307,887	-	-
Participant loans	-	-	775,373
	$14,368,378	$4,623,978	$775,373

The following is reconciliation for all Level 3 investments, representing participant loans, for the year ended December 31, 2008:

Balance at January 1, 2008	$633,247
New loans issued	471,955
Benefit payment distributions	(50,312)
Principal repayments	(279,517)
$775,373

Note 3.  Tax Status

Fidelity, the Plan’s Trustee, received a favorable IRS Determination Letter from the IRS for their Prototype Plan (the Prototype Plan) in November 2002.  On June 1, 2003, the Company adopted Fidelity’s Prototype 401(k) Plan conforming the operations of the Plan to the Prototype Plan, thereby allowing the Company to rely on Fidelity’s current and future favorable IRS determination letters.  Although the Plan has been amended since receiving the determination letter, the Plan Sponsor believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4.  Transactions with Parties-in-Interest and Related Party Transactions

   During the years ended December 31, 2008 and 2007, there were transactions involving investment of Plan assets in investment funds maintained by the Plan's Trustee and participant loans.  The Trustee and participants are considered to be parties-in-interest as defined in Section 3(14) of ERISA.  One of the Plan’s investment options is Berry Petroleum Company Common Stock which is purchased by the Plan's Trustee in the open market.

During the year ended December 31, 2008, the Plan Sponsor paid $54,243 of Plan administration and employee education costs.  In addition, as of December 31, 2008 and 2007, the Plan had outstanding participant loan balances of $775,373 and $633,247, respectively.  All of these transactions are considered exempt party-in-interest transactions under ERISA.

Note 5.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amount per the Form 5500 as of December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$20,002,051	$33,356,455

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(249,427)	(54,661)

Net assets available for benefits per the Form 5500	$19,752,624	$33,301,794

The following is a reconciliation of the net decrease in net assets per the financial statements to the amount per the Form 5500 for the year ended December 31, 2008:

Net decrease in net assets per the financial statements	$(13,354,404)

Change in the adjustment from fair value to contract value for fully benefit-responsive
investment contracts for the year ended December 31, 2008	(194,766)

Investment loss per the Form 5500	$(13,549,170)

Note 6.  Risks and Uncertainties

The Plan provides for investments in any combination of mutual funds, Berry Petroleum Company Common Stock, corporate bonds, common stock and the Managed Income Portfolio, with different investment strategies.  These investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to the changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

BERRY PETROLEUM COMPANY THRIFT PLAN
Plan # 002     EIN # 77-0079387
Schedule I - Schedule H, Line 4i Schedule of Assets (Held at End of Year)
As of December 31, 2008
(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value
*	Berry Petroleum Company Common Stock Fund ***	Class A Common Stock Fund ($0.01 par value)	$ 2,052,928
*	Fidelity Managed Income Portfolio	Common Collective Trust	4,623,978
*	Fidelity Diversified International Fund	Mutual Fund	1,992,289
*	Fidelity Contrafund	Mutual Fund	1,831,628
*	Fidelity Low-Priced Stock Fund	Mutual Fund	1,199,926
*	Spartan U.S. Equity Index Fund	Mutual Fund	1,226,178
	ABF Large Cap Value PA Fund	Mutual Fund	961,296
*	Fidelity US Bond Index Fund	Mutual Fund	722,630
	CRM Mid Cap Value Inv Fund	Mutual Fund	496,689
	Morgan Stanley Institutional Equity Growth B Fund	Mutual Fund	512,695
*	Fidelity Freedom 2020 Fund	Mutual Fund	295,859
	ABF Small Cap Value PA Fund	Mutual Fund	302,356
	Managers AMG Essex Small/Microcap Growth A Fund	Mutual Fund	283,046
	Pimco Real Return Bond Fund	Mutual Fund	506,639
*	Fidelity Puritan Fund	Mutual Fund	352,620
*	Fidelity Freedom 2030 Fund	Mutual Fund	187,987
	Pimco High Yield Admin Fund	Mutual Fund	365,838
*	Fidelity Freedom 2025 Fund	Mutual Fund	82,630
*	Fidelity Freedom 2010 Fund	Mutual Fund	152,825
*	Fidelity Freedom 2040 Fund	Mutual Fund	159,918
*	Fidelity Brokerage Link	Self Directed Brokerage Accounts	322,569
	Columbia Acorn International Z Fund	Mutual Fund	125,158
*	Fidelity Freedom Income Fund	Mutual Fund	84,806
*	Fidelity Freedom 2000 Fund	Mutual Fund	41,058
*	Fidelity Freedom 2035 Fund	Mutual Fund	35,529
*	Fidelity Freedom 2015 Fund	Mutual Fund	21,572
*	Fidelity Freedom 2045 Fund	Mutual Fund	22,124
*	Fidelity Freedom 2050 Fund	Mutual Fund	13,398
*	Fidelity Freedom 2005 Fund	Mutual Fund	1,049
	Fidelity Retirement Money Market **	Money Market	33
			18,977,251
*	Participant loans	Interest bearing loans at prime rate plus 1% to 2%; interest rates on outstanding loans range from 5% to 10% for a period of 1 to 5 years.	775,373
			$ 19,752,624
	* Party-in-interest
	** Fidelity Retirement Money Market Funds unallocated to participant accounts at year-end.
	*** Includes 258,698 shares of Class A Common Stock, $0.01 par value, and cash of $112,276, accrued income of $269 and other liabilities of $15,374.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

BERRY PETROLEUM COMPANY

Thrift Plan

/s/ Kenneth A. Olson
Kenneth A. Olson
Member of the Administration Committee
Date: June 30, 2009

EXHIBIT INDEX

Exhibit Number                       Description

23.1                                   Consent of Independent Registered Public Accounting Firm (filed herewith).